Apeiron Capital Investment Corp.

175 Federal Street, Suite 875

Boston, Massachusetts 02110

VIA EDGAR

September 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Asia Timmons-Pierce

Re:	Apeiron Capital Investment Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 27, 2021
File No. 333-257369

Dear Ms. Timmons-Pierce:

Apeiron Capital Investment Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 7, 2021, regarding Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on August 27, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Please revise to include the percentage of the offering that the anchor investors may purchase. Please also revise your disclosure throughout your registration statement.

Response: The Company has revised Amendment No. 3 (cover page and pages 17, 74 and 127) in response to the Staff’s comment.

Expressions of Interest, page 17

2.	Please disclose that the anchor investors’ ownership of the Sponsor shares provides an incentive for them to vote their public shares, if any, in favor of your initial business combination.

Response: The Company has revised Amendment No. 3 (page 18) in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

September 14, 2021

3.	Please revise your disclosure to clarify whether the allocation by the underwriters will be subject to satisfying NYSE initial listing requirements.

Response: The Company has revised the Cover Page and pages 17, 74 and 127 of Amendment No. 3 in response to the Staff’s comment.

4.	We note your risk factor disclosure on page 35. Please highlight here that your Sponsor and the anchor investors would collectively have substantial control and be able to exercise significant influence over all matters requiring stockholder approval.

Response: The Company has revised Amendment No. 3 (pages 18 and 35) in response to the Staff’s comment.

If we seek stockholder approval of our initial business combination, our initial stockholders, page 35

5.	Please update to include the required percentage of the public shares sold in this offering to be voted in favor of an initial business combination in the event that the anchor investors purchase all of the units that they have expressed an interest in purchasing in this offering. Please also update your disclosure on page 17.

Response: The Company has revised Amendment No. 3 (pages 16, 18, 26, 35, 74, 101 and 127) in response to the Staff’s comment.

*           *           *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further questions or comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joel Shulman
Joel Shulman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP